Exhibit 99.1

Hywin Holdings Announces Unaudited Financial Results for the Second Half and Fiscal Year 2023

SHANGHAI, China, September 15, 2023 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin” or the "Company") (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced its unaudited financial results for the second half and fiscal year 2023 ended June 30, 2023.

Second Half of Fiscal Year 2023 and Fiscal Year 2023 Highlights

•	Total revenues demonstrated resilience against a challenging macroeconomic backdrop. Total revenues in the six months ended June 30, 2023 decreased only slightly by 0.5% to RMB1,055.8 million (US$152.5 million) from RMB1,060.9 million in the same period of 2022.

•	Total revenues in fiscal year 2023 increased by 7.7% to RMB2,091.8 million (US$301.3 million) from RMB1,942.1 million in fiscal year 2022.

Hywin Wealth

•	Number of clients[1] increased by 8.2% to 152,607 as of June 30, 2023 from 141,058 as of June 30, 2022.

•	Number of active clients[2] increased by 6.5% to 46,627 in fiscal year 2023 from 43,764 in fiscal year 2022.

•	Strong nationwide coverage: We maintained a strong, nationwide footprint with 1,749 relationship managers and 185 wealth planning centers across 91 cities in China as of June 30, 2023.

•	Asset management continued to demonstrate high Assets Under Management (“AUM”) growth and high revenue growth. Net revenues from asset management business in fiscal year 2023 increased by 67.2% to RMB32.6 million (US$4.7 million) from RMB19.5 million in fiscal year 2022.

•	AUM of asset management business increased by 90.8% to RMB8,549.4 million as of June 30, 2023 from RMB4,479.7 million as of June 30, 2022.

1 Clients are those who had historically conducted at least one transaction with Hywin Wealth.

2 Active clients are those who purchased products distributed by Hywin Wealth during the specified period or those who maintained as holders of Hywin Wealth’s products within the given period.

•	Transaction value of other financial products, mainly comprised of overseas insurance products, in the six months ended June 30, 2023 increased by 260.3% to RMB289.4 million from RMB80.3 million in the same period of 2022.

Hywin Health

•	Hywin Health continued to focus on integrations and rapid growth ramp-up post our acquisitions of Grand Doctor Medical Co., Ltd., Beijing iLife3 Technology Co., Ltd. and Sincerity and Compassion Health Management Center in 2022.

•	Number of Hywin Health clients[3] was 33,574 as of June 30, 2023.

•	Net revenues from Hywin Health business segment in the six months ended June 30, 2023 surged to RMB49.5[4] million (US$7.2 million) from RMB0.4 million in the same period of 2022.

•	Number of medical examination visits was 3,142 in the six months ended June 30, 2023, which generated revenue of RMB10.7 million in the same period.

•	Number of health management service clients was 2,078 in the six months ended June 30, 2023, which generated revenue of RMB38.9 million in the same period.

A summary of the operating results of Hywin Health’s business segment is as follow:

	6 months ended,	6 months ended,	6 months ended,
	6/30/2022	6/30/2023	6/30/2023
	RMB’000	RMB’000	USD’000
Net Revenues	422	49,537	7,153

Operating Costs and Expenses
- Health management costs	4,287	48,324	6,978
-Sales and marketing expenses	1,853	10,311	1,489
-General and administrative expenses	5,367	40,862	5,901
-Impairment loss on goodwill	-	35,412	5,114
-Impairment loss on intangible assets	-	2,210	319
-Other expenses, net	(405)	(982)	(141)
Net Loss	(11,490)	(88,564)	(12,789)

3  Clients are those who have historically used Hywin Health’s services at least once.

4  It is health segment revenues before inter segment transactions elimination.

	12 months ended,	12 months ended,	12 months ended,
	6/30/2022	6/30/2023	6/30/2023
	RMB’000	RMB’000	USD’000
Net Revenues	422	87,841	12,652

Operating Costs and Expenses
-Health management costs	4,287	74,476	10,727
-Sales and marketing expenses	1,853	19,706	2,838
-General and administrative expenses	5,367	67,182	9,677
-Impairment loss on goodwill	-	35,412	5,100
-Impairment loss on intangible assets	-	2,210	318
-Other expenses, net	(405)	(1,616)	(233)
Net Loss	(11,490)	(112,761)	(16,241)

Madame Wang Dian, Chief Executive Officer and Director of Hywin, commented, “We are pleased to report healthy growth in the top-line in fiscal year 2023 despite challenging macro conditions, thanks to our team’s dedication and agility in responding to market changes. Hywin Wealth served 46,627 active clients in fiscal year 2023, a record high for a fiscal year; and the repeat investment rate from existing clients remained high at 82.0%. With a presence of 185 wealth centers in 91 cities, we continued to expand and deepen our penetration into addressable markets with high concentrations of high-net-worth clients.”

“We also strengthen our competitive advantage in technology through ongoing investments in technology personnel and infrastructure to empower operational capabilities and business expansion. We also made investments in Hywin Health to build up Hywin’s second growth engine. Hywin Health had registered a total of 33,574 clients as of June 30, 2023 and revenue surged to RMB49.5 million in the second half of fiscal year 2023 from RMB0.4 million in the same period of 2022. Our ‘Wealth + Health’ dual-engine business model will add to our diversification and business resilience in up and down market cycles going forward.”

Mr. Lawrence Lok, Chief Financial Officer of Hywin, stated, “Hywin's commitment to long-term growth was demonstrated by the resilience of its revenues and the diversification of its revenue mix during this period. Revenue from overseas insurance products more than tripled year-on-year and revenue from asset management business increased by 67.2% year-on-year. Revenue from Hywin Health of RMB87.8 million in fiscal year 2023 demonstrated rapid growth as we focus on integrating and ramping up the operations of the clinics we acquired. Meanwhile, we continue to boost operational efficiency through technology and innovations, and demonstrated ongoing cost discipline with sales and marketing expenses only increasing by 2.1% year-over-year while held a large number of health management client events in 2023. Looking ahead, we remain committed to our two core businesses of wealth management and health management, and will continue to innovate to deliver more superior products and services to our clients and aspire to drive both top and bottom line growth.”

Second Half of Fiscal Year 2023 Financial Results

Net Revenues

Total revenues in the six months ended June 30, 2023 decreased by 0.5% to RMB1,055.8 million (US$152.5 million) from RMB1,060.9 million in the same period of 2022, primarily due to decreases in net revenues from wealth management business, partially offset by increases in net revenues generated from asset management business and health-related business.

•	Net revenues from wealth management services in the six months ended June 30, 2023 decreased by 6.2% to RMB979.3 million (US$141.4 million) from RMB1,044.2 million in the same period of 2022, in line with the decrease in transaction value.

•	Net revenues from asset management services in the six months ended June 30, 2023 increased by 56.7% to RMB16.4 million (US$2.4 million) from RMB10.4 million in the same period of 2022, primarily due to an increase in AUM.

•	Net revenues from Hywin Health business segment in the six months ended June 30, 2023 surged to RMB49.5 million (US$7.2 million) from RMB0.4 million in the same period of 2022.

Operating Costs and Expenses

Total operating costs and expenses in the six months ended June 30, 2023 increased by 16.8% to RMB960.4 million (US$138.7 million) from RMB822.6 million in the same period of 2022, primarily due to our investments in health-related business and technology personnel and infrastructure.

•	Cost of compensation and benefits in the six months ended June 30, 2023 increased by 4.4% to RMB580.2 million (US$83.8 million) from RMB556.0 million in the same period of 2022, in line with the increases in the number of relationship managers and increase in the transaction value of overseas insurance products.

•	Cost related to Hywin Health business segment in the six months ended June 30, 2023 was RMB48.3 million (US$7.0 million).

•	Sales and marketing expenses in the six months ended June 30, 2023 decreased by 1.2% to RMB135.9 million (US$19.6 million) from RMB137.5 million in the same period of 2022, due to reduced marketing and sales activities of Hywin Wealth, partially offset by new marketing and sales activities relating to health services.

•	General and administrative expenses in the six months ended June 30, 2023 increased by 28.4% to RMB156.0 million (US$22.5 million) from RMB121.5 million in the same period of 2022, primarily due to increased personnel and infrastructure expenses in technology, as well as new expenses related to health services.

•	Impairment loss on goodwill and impairment loss on intangible assets in the six months ended June 30, 2023 were RMB35.4 million (US$5.1 million) and RMB2.2 million (US$0.3 million) respectively, due to Grand Doctor Medical Co. Ltd.’s performance metrics failing to meet our established expectations after the acquisition.

Income from Operations

As a result of the foregoing, income from operations in the six months ended June 30, 2023 decreased by 60.0% to RMB95.3 million (US$13.8 million) from RMB238.3 million in the same period of 2022, attributable to the decrease in net revenue and the increases in operating costs and expenses.

Net Income

Net income in the six months ended June 30, 2023 decreased by 70.0% to RMB49.7 million (US$7.2 million) from RMB165.5 million in the same period of 2022.

Earnings per ADS

Basic earnings per ADS in the six months ended June 30, 2023 was RMB2.05 (US$0.30), compared with RMB5.91 in the same period of 2022.

Diluted earnings per ADS in the six months ended June 30, 2023 was RMB1.98 (US$0.29), compared with RMB5.71 in the same period of 2022.

Each ADS represents two of the Company’s ordinary shares.

Fiscal Year 2023 Financial Results

Net Revenues

Total revenues in fiscal year 2023 increased by 7.7% to RMB2,091.8 million (US$301.3 million) from RMB1,942.1 million in fiscal year 2022, primarily due to an increase in transaction value of overseas insurance products distributed on the Company’s platform, and increases in net revenues generated from asset management business and health-related business.

•	Net revenues from wealth management services in fiscal year 2023 increased by 2.6% to RMB1,949.4 million (US$280.8 million) from RMB1,899.6 million in fiscal year 2022, in line with the increase in transaction value of other financial products, partially offset by decrease in overall transaction value.

•	Net revenues from asset management services in fiscal year 2023 increased by 67.2% to RMB32.6 million (US$4.7 million) from RMB19.5 million in fiscal year 2022, primarily due to an increase in AUM.

•	Net revenues from Hywin Health business segment in fiscal year 2023 surged to RMB87.8 million (US$12.7 million) from RMB0.4 million in fiscal year 2022, primarily attributable to acquisitions of Beijing iLife 3 Technology Co., Ltd. and Sincerity and Compassion Health Management Center.

Operating Costs and Expenses

Total operating costs and expenses in fiscal year 2023 increased by 17.3% to RMB1,894.4 million (US$272.9 million) from RMB1,615.4 million in fiscal year 2022, primarily due to our investments in health-related business and technology personnel and infrastructure.

•	Cost of compensation and benefits in fiscal year 2023 increased by 10.1% to RMB1,156.4 million (US$166.6 million) from RMB1,050.1 million in fiscal year 2022, in line with the increases in the number of relationship managers and increase in the transaction value of overseas insurance products.

•	Cost related to Hywin Health business segment in fiscal year 2023 was RMB74.5 million (US$10.7 million).

•	Sales and marketing expenses in fiscal year 2023 increased by 2.1% to RMB318.5 million (US$45.9 million) from RMB311.8 million in fiscal year 2022, due to increased marketing and sales activities relating to health services.

•	General and administrative expenses in fiscal year 2023 increased by 24.9% to RMB302.2 million (US$43.5 million) from RMB241.9 million in fiscal year 2022, primarily due to increased personnel and infrastructure expenses in technology, as well as new expenses related to health services.

Income from Operations

As a result of the foregoing, income from operations in fiscal year 2023 decreased by 39.6% to RMB197.4 million (US$28.4 million) from RMB326.7 million in fiscal year 2022, mainly due to the increases in total operating costs and expenses.

Net Income

Net income in fiscal year 2023 decreased by 49.0% to RMB120.3 million (US$17.3 million) from RMB235.9 million in fiscal year 2022.

Earnings per ADS

Basic earnings per ADS in fiscal year 2023 was RMB4.64 (US$0.67), compared with RMB8.42 in fiscal year 2022.

Diluted earnings per ADS in fiscal year 2023 was RMB4.48 (US$0.65), compared with RMB8.14 in fiscal year 2022.

Each ADS represents two of the Company’s ordinary shares.

Balance Sheet

As of June 30, 2023, the Company had RMB945.9 million (US$130.9 million) in cash, cash equivalents, and restricted cash, compared with RMB660.4 million as of June 30, 2022. The increase was mainly attributable to our operating income during the fiscal year as well as our accelerated collection of accounts receivables.

As of June 30, 2023, the Company had RMB349.7 million (US$48.4 million) in property and equipment, RMB98.6 million (US$13.6 million) in intangible assets and RMB257.7 million (US$35.7 million) in goodwill compared with RMB325.1 million in property and equipment, RMB33.5 million in intangible assets and RMB75.2 million in goodwill as of June 30, 2022. The increase in intangible assets and goodwill was mainly attributable to the acquisition of Beijing iLife 3 Technology Co., Ltd. and Sincerity and Compassion Health Management Center.

As of June 30, 2023, the company had RMB20.0 million (US$2.8 million) in deferred tax liability compared with RMB3.4 million as of June 30, 2022. The increase was primarily due to the acquisition of Beijing iLife 3 Technology Co., Ltd. and Sincerity and Compassion Health Management Center.

Recent Developments

Shanghai Hywin Network Technology Co., Ltd., one of Hywin’s operating entities, was recently recognized as a Specialized, Refined, Distinctive and Innovative Small Medium Enterprise in Shanghai. The designation was made by the Shanghai Municipal Commission of Economy and Informatization and is viewed as a prestigious recognition for the fastest-growing and specialized technology companies in China.

On August 3, 2023, Hywin, Leonteq Securities AG, a Swiss fintech company with a leading marketplace for structured investment solutions, and Arta TechFin (SEHK: 0279), a hybrid fintech platform in traditional assets and digital assets, jointly announced the successful launch of the “Global Mega-Trends Series” of principal-protected structured products for high-net-worth clients in Asia.

On June 1, 2023, Hywin was named “Best Wealth Manager of Greater China 2023”. In addition, the Company’s Chief Executive Officer, Madame Wang Dian, was recognized as “Best CEO in Greater China Wealth Management 2023”. This is the third-consecutive year that Hywin has been named for both awards.

On April 25, 2023, Chief Financial Officer (CFO) of Hywin, Mr. Lawrence Lok, was recognized among the “Top Ten CFOs of 2022” at the 17th China CFO Conference authorized by Ministry of Finance of the People’s Republic of China and hosted by Xinlicai Magazine, a prestigious magazine in the corporate finance sector in China.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on September 15, 2023, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:            Hywin Holdings Second Half and Fiscal Year 2023 Earnings Conference Call

Registration Link:    https://s1.c-conf.com/diamondpass/10033171-5zce7p.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.hywinwealth.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this press release were made at a rate of RMB7.22585 to US$1.00, for figures on the balance sheet as of June 30, 2023, RMB6.92526 to US$1.00 for figures on the income statement for the six months ended June 30, 2023, RMB6.94297 to US$1.00 for figures on the income statement for the twelve months ended June 30, 2023.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focusing on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are wealth management, asset management, other comprehensive financial services, and health management services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations. The Company also offers integrated and high-end health screening and health management services to high-net-worth clients in China, and aims to become a dual-platform serving clients across market cycles and life cycles. For more information, please visit https://ir.hywinwealth.com/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

5 China Foreign Exchange Trade System USD/RMB mid-point rate on June 30, 2023.

6 An appropriately weighted average exchange rate for the reporting period.

7 An appropriately weighted average exchange rate for the reporting period.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com

HYWIN HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	6 months ended,	6 months ended,	6 months ended,
	6/30/2022	6/30/2023	6/30/2023
	RMB'000	RMB'000	USD'000	Change
Net Revenues
-Wealth management	1,044,156	979,253	141,405	(6.2)%
-Assets management	10,443	16,359	2,362	56.7%
-Health Management	422	48,160	6,954	11312.3%
-Other	5,836	12,001	1,734	105.6%
Total Revenue	1,060,857	1,055,773	152,455	(0.5)%

Operating Costs and Expenses
-Compensation and benefits	555,950	580,208	83,783	4.4%
-Health management costs	4,287	48,324	6,978	1027.2%
-Share-based compensation	3,320	2,403	347	(27.6)%
-Sales and marketing expenses	137,525	135,912	19,626	(1.2)%
-General and administrative expenses	121,475	155,978	22,523	28.4%
-Impairment loss on goodwill	-	35,412	5,114	N/A
-Impairment loss on intangible assets	-	2,210	319	N/A
Total Operating Costs and Expenses	822,557	960,447	138,690	16.8%

Income from operations	238,300	95,326	13,765	(60.0)%

Other expenses
-Interest (expense)/income, net	(64)	799	115	(1348.4)%
-Other non-operation expense, net	(11,578)	(2,524)	(364)	(78.2)%
Total Other Expense	(11,642)	(1,725)	(249)	(85.2)%

Income before tax	226,658	93,601	13,516	(58.7)%
Income tax expense	61,151	43,913	6,341	(28.2)%
Net income	165,507	49,688	7,175	(70.0)%

Less: net loss attributable to non-controlling interests	-	(7,578)	(1,094)	N/A
Net income attributable to shareholders of Hywin Holdings Ltd.	165,507	57,266	8,269	(65.4)%

Other comprehensive Income
-Foreign currency translation gain	4,774	5,766	833	20.8%
Comprehensive Income	170,281	55,454	8,008	(67.4)%

Less: Comprehensive Loss attributable to non-controlling interests	-	(7,578)	(1,094)	N/A
Comprehensive Income attributable to shareholders to Hywin Holdings Ltd.	170,281	63,032	9,102	(63.0)%

Income per ADS
Income per ADS basic	5.91	2.05	0.30	(65.3)%
Income per ADS diluted	5.71	1.98	0.29	(65.3)%

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	12 months ended,	12 months ended,	12 months ended,
	6/30/2022	6/30/2023	6/30/2023
	RMB'000	RMB'000	USD'000	Change
Net Revenues
-Wealth management	1,899,573	1,949,410	280,777	2.6%
-Assets management	19,476	32,562	4,690	67.2%
-Health Management	422	86,464	12,454	20389.1%
-Other	22,642	23,321	3,359	3.0%
Total Revenue	1,942,113	2,091,757	301,280	7.7%

Operating Costs and Expenses
-Compensation and benefits	1,050,077	1,156,381	166,556	10.1%
-Health management costs	4,287	74,476	10,727	1637.3%
-Share-based compensation	7,340	5,207	750	(29.1)%
-Sales and marketing expenses	311,773	318,465	45,869	2.1%
-General and administrative expenses	241,946	302,221	43,530	24.9%
-Impairment loss on goodwill	-	35,412	5,100	N/A
-Impairment loss on intangible assets	-	2,210	318	N/A
Total Operating Costs and Expenses	1,615,423	1,894,372	272,850	17.3%

Income from operations	326,690	197,385	28,430	(39.6)%

Other expenses
-Interest income, net	1,498	1,348	194	(10.0)%
-Other non-operation expense, net	(3,741)	(7,083)	(1,020)	89.3%
Total Other Expense	(2,243)	(5,735)	(826)	155.7%

Income before tax	324,447	191,650	27,604	(40.9)%
Income tax expense	88,578	71,380	10,281	(19.4)%
Net income	235,869	120,270	17,323	(49.0)%

Less: net loss attributable to non-controlling interests	-	(9,611)	(1,384)	N/A
Net income attributable to shareholders of Hywin Holdings Ltd.	235,869	129,881	18,707	(44.9)%

Other comprehensive Income
-Foreign currency translation gain	4,177	8,222	1,184	96.8%
Comprehensive Income	240,046	128,492	18,507	(46.5)%

Less: Comprehensive Loss attributable to non-controlling interests	-	(9,611)	(1,384)	N/A
Comprehensive Income attributable to shareholders of Hywin Holdings Ltd.	240,046	138,103	19,891	(42.5)%

Income per ADS
Income per ADS basic	8.42	4.64	0.67	(44.9)%
Income per ADS diluted	8.14	4.48	0.65	(45.0)%

HYWIN HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(unaudited)

	6/30/2022	6/30/2023	6/30/2023
	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	525,136	868,908	120,251
Restricted cash	135,242	76,975	10,653
Term deposit	-	28,903	4,000
Accounts receivable, net	564,374	415,134	57,452
Due from related parties, net	66,103	-	-
Deposits, prepayments and other current assets	51,204	46,392	6,420
Contract assets	-	33,491	4,635
Total Current Assets	1,342,059	1,469,803	203,411

Non-current assets
Property and equipment, net	325,112	349,685	48,394
Long term investment	1,000	1,000	138
Intangible assets, net	33,548	98,603	13,646
Goodwill	75,194	257,712	35,666
Long-term prepayments	5,774	9,657	1,336
Deferred tax asset, net	725	725	100
Operating lease right-of-use assets	-	186,307	25,784
Total Non-current Assets	441,353	903,689	125,064

Total Assets	1,783,412	2,373,492	328,475

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commission payable	83,205	172,456	23,867
Accounts payable	-	3,332	461
Advance from customers	-	39,812	5,510
Investors’ deposit	132,154	70,934	9,817
Income tax payable	120,151	167,798	23,222
Due to related parties	36,172	38,073	5,269
Borrowings	2,000	-	-
Consideration payable	15,300	-	-
Other payable and accrued liabilities	390,828	433,217	59,954
Operating lease liabilities, current	-	83,573	11,566
Total Current Liabilities	779,810	1,009,195	139,666

Non-current liabilities
Commission payable-non current	1,289	526	73
Deferred tax liability	3,400	20,028	2,772
Operating lease liabilities, non-current	-	100,521	13,911
Total Non-current Liabilities	4,689	121,075	16,756

Total Liabilities	784,499	1,130,270	156,422

Mezzanine equity
Redeemable noncontrolling interest	30,600	30,600	4,235

Total Mezzanine equity	30,600	30,600	4,235

Shareholders' Equity
Ordinary shares	36	36	5
Additional paid-in capital	510,390	515,665	71,364
Statutory reserves	100,926	128,297	17,755
Accumulated gain	348,503	451,013	62,417
Noncontrolling interest	-	100,931	13,968
Other comprehensive income	8,458	16,680	2,309

Total Shareholders' equity	968,313	1,212,622	167,818

Total Liabilities, Mezzanine equity and Shareholder's equity	1,783,412	2,373,492	328,475